Oppenheimer Equity Income, Inc.
Period Ending 10/31/11
Exhibit 77M

On August 18, 2011 the Fund acquired all of the net assets of Oppenheimer Balanced Fund, pursuant to an Agreement and Plan of Reorganization approved by the shareholders of Oppenheimer Equity Income Fund, Inc. on August 12, 2011.

Details of the merger are shown in the following table:

	Exchange Ratio to One Share of the Oppenheimer Balanced Fund	Shares of Beneficial Interest Issued by the Fund	Value of Issued Shares of Beneficial Interest	Combined Net Assets on August 18, 20111
Class A	0.4513169396	19,406,604	$414,719,135	$1,972,657,723
Class B	0.5065316393	1,363,002	$24,942,930	$ 116,863,912
Class C	0.5081985278	2,857,542	$ 52,407,313	$ 330,863,551
Class N	0.4573454151	374,594	$ 7,761,583	$ 81,542,394
1. The net assets acquired included net unrealized depreciation of $6,306,166 and an unused capital loss carry forward of $130,126,008, potential utilization subject to tax limitations.

For additional information please refer to the Fund's N-14 filed with the Commission on June 22, 2011 (333-16881). Oppenheimer Balanced Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.